

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2023

William P. Ruffa, Jr.
Principal
Ruffa & Ruffa, P.C.
20 West Park Ave., Suite 207
Long Beach, NY 11561

> **Re: NOBLE ROMAN'S, INC.**
> **PREC14A filed June 1, 2023**
> **Filed by BT Brands, Inc. and Gary Copperud**
> **File No. 000-11104**

Dear William P. Ruffa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed June 1, 2023

General

1. The Schedule 14A cover page that you have used for this filing has been replaced by a more recent version. Please use the updated cover page in future filings.

2. Please include the names of the filing persons on the cover page.

3. Please confirm that the Proponents will solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors. Please include a statement to that effect in the proxy statement or form of proxy. See Rule 14a-19(a)(3).

4. Please include disclosure regarding the fact that information about the Company's nominee can be found in the Company's proxy statement, which can be accessed, without cost, on the Commission's website. See Item 7(f) of Schedule 14A.

5.   Please provide the disclosure required by Item 6(a) and (d) of Schedule 14A.

6.   Please fill in the missing contact information at the bottom of page 5.

7.   On the proxy card, please indicate how the proxy will be voted on Proposal 2 if no direction is indicated.

Letter to Shareholders, page 2

8.   We note the unqualified reference to a 90% reduction in shareholders' equity, which appears to overstate somewhat the decline. Please state more precisely the percentage reduction, or advise.

Reasons for Our Solicitation, page 7

9.   We note the following statement on page 7: "Excluding government grants, between 2015 and 2022, the Company experienced only one year where it earned net income, yet in each year during that period, except for 2018, the compensation of the two senior executives increased." Such disclosure appears to be inconsistent with the table on page 8 that indicates that the Mobleys' aggregate salary declined in both 2017 and 2018 and remained flat in 2020. Please revise, or advise.

10. On page 9, please correct the reference to December 31, 2023, or advise.

   We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please direct any questions to David M. Plattner, Special Counsel, at 202-551-8094.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Mergers and Acquisitions